Exhibit 99.67

enCore Energy Advances Development at the South Texas Rosita Uranium Processing Plant; encore Energy and Azarga Uranium Provide Plan of Arrangement Update

VANCOUVER, BC, Nov. 23, 2021 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) ("encore") and Azarga Uranium Corp. (TSX: AZZ) (OTCQB: AZZUF) (FRA: PBAA) ("Azarga Uranium") are pleased to provide an update on enCore's modernization activities at the Rosita Central Processing Plant ("Rosita") in South Texas expected to be complete in Q2/2022. encore has also continued to advance its Texas asset acquisition strategy focused on established, previously permitted, projects with known mineralization to augment enCore's existing pipeline of projects in proximity to Rosita. Confirmation and development drilling has commenced at the newly acquired Rosita Extension, much of which lies within the existing permit area. This development will provide mineral interpretation and resources for wellfield design in keeping with planned commencement of production activities in 2023.

Paul Goranson, enCore's Chief Executive Officer said, "The progress of enCore's efforts in South Texas has been exceptional. Using our own in-house technical staff, we are executing our strategy targeting completion of the Rosita upgrades by the end of the second quarter 2022 and wellfield commissioning in the first half of 2023 with projects on schedule and on budget. As we advance our plans in South Texas and accelerate activities on the key Dewey Burdock and Gas Hills projects from the shareholder approved acquisition of Azarga Uranium, encore is well on its way to being America's premier ISR uranium producer."

Rosita Central Processing Plant

The Rosita Central Processing Plant modernization commenced in July 2021 with a projected budget of less than US$1 million. Work activities are now 50% complete, on schedule and on budget. Recent major equipment work includes the yellowcake filter press relocation and installation, completion of the ion exchange resin elution and the yellowcake dryer circuits.

Rosita Extension Confirmation and Development Drilling

A 50-hole confirmation and development drilling program is presently underway at the extension of the previous Rosita wellfields (the "Rosita Extension"). The Rosita Extension was first explored by Mobil Oil Corporation who drilled over 800 holes to depths of up to 400 feet prior to 1984. Subsequent operators completed additional exploration drill holes confirming mineralized trends.

enCore and Azarga Uranium Arrangement Update

Following a vote by Azarga Uranium shareholders with over 99% of votes cast approving the transaction, encore and Azarga Uranium are working together closely to complete the necessary regulatory approvals to complete the previously announced plan of arrangement (the "Transaction"). An extension to the arrangement agreement has been executed to allow the parties to obtain normal course regulatory approvals, including approvals from the United States Nuclear Regulatory Commission and the British Columbia Supreme Court.

About enCore Energy Corp.

encore Energy Corp., a U.S. domestic uranium developer focused on becoming a leading in-situ recovery ("ISR") uranium producer, is led by a team of industry experts with extensive knowledge and experience in all aspects of ISR uranium operations. encore Energy's initial opportunities are created from the Company's South Texas licensed and past-producing Rosita and Kingsville Dome ISR production facilities, under development, and multiple satellite projects in South Texas plus the changing global uranium supply/demand outlook and opportunities for industry consolidation. Large uranium resource endowments in New Mexico add to the asset base for long term growth and development opportunities.

About Azarga Uranium Corp.

Azarga Uranium is an integrated uranium exploration and development company that controls ten uranium projects and prospects in the United States of America ("USA") (South Dakota, Wyoming, Utah and Colorado), with a primary focus of developing in-situ recovery uranium projects. The Dewey Burdock in-situ recovery uranium project in South Dakota, USA (the "Dewey Burdock Project"), which is the Company's initial development priority, has been issued its Nuclear Regulatory Commission License and Class Ill and Class V Underground Injection Control permits from the Environmental Protection Agency and the Company is in the process of completing other major regulatory permit approvals necessary for the construction of the Dewey Burdock Project.

Cautionary Statements

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements in this press release include, but are not limited to, statements related to the timing of the completion of enCore's modernization activities at Rosita and completion of wellfield commissioning, the ability of encore in keeping with planned commencement of production activities in 2023, anticipated completion of the Transaction, the terms of the Transaction and receipt of certain regulatory approvals.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of encore and/or Azarga Uranium to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: any inability of the parties to satisfy the conditions to the completion of the Transaction on acceptable terms or at all; receipt of necessary stock exchange, court and other regulatory approvals; the ability of encore and Azarga Uranium to achieve their stated goals and objectives; the costs associated with the companies' objectives; risks and uncertainties related to the COVID-19 pandemic and measures taken to attempt to reduce the spread of COVID-19; and the risks and uncertainties identified in enCore's Management's Discussion and Analysis for the nine months ended September 30, 2021 and Azarga Uranium's Annual Information Form for the year ended December 31, 2020, each filed on SEDAR at www sedar com. Although management of each of encore and Azarga Uranium has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Neither party will update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws. encore and Azarga Uranium caution readers not to place undue reliance on these forward- looking statements and it does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the encore common shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the "U.S. Securities Act") and the encore common shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the encore common shares, nor shall there be any offer or sale of the encore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX, Ire TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Ire policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: encore Energy Corp., William M. Sreriff, Executive Chairman, 972-333-2214,info@encoreuranium.com,www.encoreuranium.com; Azarga Uranium Corp., Blake Steele, President & CEO, 605-662-8308, info@azargauranium.com,www.azargauranium.com

CO: enCore Energy Corp.

CNN 07:00e 23-NOV-21